December 4, 2024

Troy Reisner
Chief Financial Officer
Phunware, Inc.
1002 West Avenue
Austin, Texas 78701

        Re: Phunware, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarter Ended September 30, 2024
            File No. 001-37862
Dear Troy Reisner:

     We have reviewed your response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Item 9A. Controls and Procedures., page 100

1. Please file an amended Form 10-K and at a minimum, address the following:
           Revise management's conclusion regarding the effectiveness of your disclosure controls and procedures at December 31, 2023. We refer to comment 2 and
           Appendix A in your September 23, 2024 response letter.
           The first two paragraphs in the proposed revised disclosures provided in comment
           1 to your November 6, 2024 response letter are repetitive. Revise and include such disclosures in your amended Form 10-K.
Form 10-Q for the Quarter Ended September 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Events & Recent Developments, page 16

2. We note your disclosure on page 16, which indicates that you are developing a new generative AI-drive software development platform that will "enable businesses to
 December 4, 2024
Page 2

       quickly develop and monetize custom mobile app solutions at a lower cost, making them accessible to small and medium-sized businesses." Please define what you mean by artificial intelligence in this context and explain how it is used in your internal systems, current product offerings and in your new software development platform.
       Explain how such usage may differ from your automation technology that automates processes in your platform.
3. Please indicate the products incorporating generative AI technology in your pipeline and the stage of development of each technology. With respect to artificial intelligence, indicate if your algorithms are proprietary or open source, and update your risk factors to reflect the relevant risks.
4.     We note your former CEO's Letter to Shareholders included in your Form
8-K
       furnished on October 16, 2024, which indicated that the company "targets expansion into the Global Mobile App Market expected to exceed $420 billion by 2028." Please clarify your plans for this expansion. Explain the reasons for highlighting the size of this market by 2028 as compared to the company's expectations for its own growth by
       2028.
Components of Results of Operations
Operating Expenses
Research and Development, page 20

5. We note that your research and development expenses are primarily comprised of employee compensation costs and overhead for the period covered by the Quarterly
       Report on Form 10-Q. Given your new strategic focus on generative AI, and the launch of your new AI-drive SaaS platform in mid 2025, please update your disclosure regarding your investment in AI research and development going forward, as appropriate.
Risk Factors, page 29

6. Please expand your risk factor disclosure to address the risks specific to your use of and reliance on artificial intelligence technology.
        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Larry Spirgel at 202-551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology